As filed with the Securities and Exchange Commission on January 2, 1998
                                                    Registration No. 333-_______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                                  dELiA*s Inc.
             (Exact name of registrant as specified in its charter)

           Delaware                                     13-3914035
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                   435 Hudson Street, New York, New York 10014
                                 (212) 807-9060
               (Address, including zip code, and telephone number,
                      including area code, of Registrant's
                          principal executive offices)

                              Alex S. Navarro, Esq.
                                  dELiA*s Inc.
                   435 Hudson Street, New York, New York 10014
                                 (212) 807-9060
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                            Henry O. Smith III, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York, 10036
                                 (212) 969-3000

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement has been declared effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
                                                  Proposed maximum       Proposed maximum       Amount of
   Title of each class of      Amount to be      aggregate offering     aggregate offering     registration
securities to be registered     registered       price per unit (1)          price (1)             fee
-------------------------------------------------------------------------------------------------------------
Common Stock, par value       308,687 shares             $21.3125                $6,536,267         $1,981
$.01 per share
=============================================================================================================

(1) Estimated solely for the purpose of calculating the fee pursuant to Rule 457(c) under the Securities Act of 1933 based the average of the high and low prices of the Registrant's Common Stock reported on The Nasdaq Stock Market on December 26, 1997.

                         ------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED JANUARY 2, 1998
--------------------------------------------------------------------------------

                                   PROSPECTUS

                         308,687 Shares of Common Stock

                                  dELiA*s Inc.


     All of the 308,687 shares of common stock, par value $.01 per share ("Common Stock"), of dELiA*s Inc., a Delaware corporation (the "Company"), are being sold by stockholders of the Company (the "Selling Stockholders"). dELiA*s will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."


     See "Risk Factors" starting on page 5 for a discussion of certain factors to be considered by prospective investors.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                January __, 1998

                                TABLE OF CONTENTS


                   The Company...........................   2
                   Recent Developments...................   2
                   Available Information.................   3
                   Incorporation By Reference............   4
                   Risk Factors..........................   5
                   Selling Stockholders..................  11
                   Plan of Distribution..................  12
                   Legal Opinion.........................  14
                   Experts...............................  14

                                   THE COMPANY

     dELiA*s Inc. (together with its consolidated subsidiaries, the "Company") is a leading direct marketer of casual apparel and related accessories to girls and young women primarily between the ages of 10 and 24 (an age group known as "Generation Y") and, as a result of a recent acquisition (see "Recent Developments") of soccer merchandise to Generation Y boys and girls. Through its dELiA*s catalog, the Company offers a carefully edited assortment of recognized and emerging brands of teen apparel and accessories, complemented by the Company's own branded products. Merchandise ranges from basics, such as jeans, shorts and t-shirts, to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics. Through its TSI Soccer catalog and retail stores, the Company offers a wide range of soccer shoes, apparel and equipment to young soccer enthusiasts.

     The Company's goal is to be the leading direct marketer of casual apparel, accessories and other related products to Generation Y. The Company plans to build on its core dELiA*s and TSI Soccer catalog businesses and to leverage the dELiA*s brand identity and its proprietary database to develop new channels of distribution, products and services aimed at the Generation Y market.

                               RECENT DEVELOPMENTS

     On December 10, 1997, the Company acquired TSI Soccer Corporation ("TSI"). Pursuant to a merger agreement dated December 10, 1997, a wholly-owned subsidiary of the Company was merged with and into TSI (the "TSI Merger"). As a result of the TSI Merger, TSI became a wholly-owned subsidiary of the Company. In connection with the TSI Merger, the Company issued an aggregate of 308,687 shares of Common Stock to certain stockholders of TSI (including the Selling Stockholders), including 10,760 shares of Common Stock to employees of TSI pursuant to a "change of control" provision in TSI's stock appreciation rights plan (the "TSI SAR Plan"). The Company also expects to make cash payments of approximately $730,000 to former shareholders of TSI who exercise statutory dissenters' rights. The TSI Merger was structured as a tax-free exchange and the Company expects the TSI Merger to be accounted for as a pooling-of-interests.

     TSI is a leading direct marketer of specialty soccer merchandise and operates 13 retail stores located in Georgia, Maryland, North Carolina and Virgina. TSI offers a wide range of soccer shoes, apparel and equipment through its TSI Soccer catalog, retail stores and team sales force. Approximately two-thirds of
/

TSI's sales are made through its catalog and team sales force, and the remainder of TSI's sales is made through TSI's retail stores. The Company expects TSI to record net sales of approximately $27 million in TSI's fiscal year ended December 31, 1997. TSI has a proprietary database containing in excess of 1.0 million names of catalog buyers and requestors, of whom approximately 250,000 have made purchases from TSI within the preceding 36 months. TSI Soccer Corporation was incorporated in North Carolina in 1994 and carries on a business conducted by predecessors since 1989.

     The Company expects to record acquisition expenses in the three months ending January 31, 1998 of between $700,000 and $900,000 in connection with the TSI Merger

     On December 16, 1997, the Company acquired gURL, Interactive Inc. ("gURL"), which created and produces "gURL," an award-winning interactive entertainment Web site for girls, which features magazine-style editorial, interactive games, comics, chat and message boards. gURL was merged with and into a wholly-owned subsidiary of dELiA*s. The merger consideration was not material.


                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, to the documents incorporated by reference therein and to the exhibits thereto.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Such Registration Statement, reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of each such document may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Common Stock is quoted for trading on The Nasdaq Stock Market and reports, proxy statements and other information concerning the Company may also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended January 31, 1997.

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997.

     (3) The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997.

     (4) The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997.

     (5) The Company's Current Report on Form 8-K, dated December 24, 1997.

     (6) The description of the Common Stock in the Company's registration statement on Form 8-A (No. 000-21869).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Such requests should be directed to dELiA*s Inc., 435 Hudson Street, New York, New York 10014, Attention:
Corporate Secretary, telephone number (212) 807-9060.

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below, in addition to the other information contained or incorporated by reference in this Prospectus, in evaluating an investment in the Common Stock offered hereby.


     Seasonal and Quarterly Fluctuations. The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its sales and operating results generally to be lower in the first and second quarters than in the third and fourth quarters of each fiscal year (which include the back-to-school and holiday seasons, as well as the primary soccer season). The Company's quarterly results may fluctuate as a result of numerous factors, including the timing, quantity and cost of catalog mailings (including sale circulars), the response rates to such mailings, the timing of merchandise deliveries, market acceptance of the Company's merchandise (including new merchandise categories or products introduced), the mix, pricing and presentation of products offered and sold, the hiring and training of additional personnel, the timing of inventory writedowns, the incurrence of other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter.

     Operational, Management and Inventory Risks of Growth Strategy. The recent growth in the Company's operating income has resulted largely from increases in the number of catalogs mailed by Company and the number of products included in its catalogs. The Company distributed approximately 1.7 million dELiA*s catalogs in fiscal 1995, 8 million dELiA*s catalogs in fiscal 1996 and anticipates mailing in excess of 30 million dELiA*s catalogs in fiscal 1997. TSI, which was acquired by the Company in December 1997, distributed 3.7 million catalogs in the year ended December 31, 1995, 5.0 million in the year ended December 31, 1996 and 4.0 million in the first nine months of fiscal 1997. This growth has placed significant demands on the Company's management, administrative, operational and financial resources. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future and its future operating results will largely depend on its ability to manage a larger business. Managing its growth will require the Company to continue to implement and improve its operations and financial and management information systems and to continue to expand, motivate and effectively manage its workforce. Investments in infrastructure will increase the Company's operating expenses, which could have a material adverse effect on the Company if anticipated sales do not materialize. The Company plans to continue to increase the number of catalogs it mails and the frequency of such mailings and intends to broaden the range of products offered in its catalogs (including additional dELiA*s-branded products). These actions will result in lower response rates and operating margins. Furthermore, as the Company's sales increase, the Company anticipates maintaining higher inventory levels in an effort to continue to maintain satisfactory fulfillment rates for its catalog customers. This anticipated increase in inventory levels will expose the Company to greater risk of excess inventories and inventory obsolescence, which could have a material adverse effect on the Company.

     The Company is developing a number of new business opportunities, including opening retail stores, publishing additional catalogs targeted at other markets, developing traditional or electronic publishing ventures ancillary to its existing business and expanding its use of electronic interactive media for promotional and customer development purposes. There can be no assurance the Company will successfully implement any or all of these plans. Failure to implement successfully any of these plans, if pursued, could have a material adverse effect on the Company.

     Changes in Fashion Trends and Industry Risks. The Company's success depends, in part, on management's ability to anticipate the fashion tastes of its customers and to offer merchandise that appeals to their preferences on a timely and affordable basis. The fashion tastes of the Company's customers are expected to change frequently and the failure of the Company successfully to anticipate, identify or react to changes in styles, trends or brand preferences of its customers could lead to, among other things, excess inventories and price markdowns, which could have a material adverse effect on the Company. In addition, misjudgments in merchandise selection could adversely affect the Company's image with its customers, which could have a material adverse effect on the Company.

     The apparel and accessories industries are cyclical. Purchases of apparel and accessories tend to decline during recessionary periods and may decline at other times. There can be no assurance that the Company will be able to maintain its historical rate of growth, particularly if the retail environment declines. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer spending habits and have a material adverse effect on the Company. The Company's business is sensitive to consumer spending patterns and preferences. Shifts in consumer discretionary spending away from casual apparel and accessories to other consumer goods also could have a material adverse effect on the Company.

     Ability to Develop and Maintain Proprietary Customer Lists. The Company mails catalogs to names in its proprietary database (which are primarily derived from word-of-mouth inquiries and responses to the Company's advertising) and to potential customers whose names are obtained from purchased and rented lists. Approximately 40% of the names of persons to whom the Company mailed its back to school and fall 1997 dELiA*s catalogs were derived from purchased and rented lists, and the Company anticipates continuing its use of such lists. Names derived from purchased or rented lists may generate lower response rates than names derived from word-of-mouth requests. Accordingly, the Company anticipates that overall response rates would decline if it increased its use of purchased and rented lists relative to its use of names in its database. In addition, the Company's database primarily contains names of teen girls and young women. As these individuals age beyond their teens, they may no longer purchase products aimed at younger individuals. Accordingly, the Company must constantly update its mailing lists to identify new, prospective teen customers. Failure to do so could have a material adverse effect on the Company.

     Recently, there has been increasing public concern regarding the compilation, use and distribution of information about teens and children. Federal legislation has been introduced in the U.S. Congress that proposes restrictions on persons, principally list brokers, that sell, purchase or otherwise use for commercial purposes personal information about teens (under the age of 16) and children. List brokerage is not a material part of the Company's business but the Company does mail catalogs to persons whose names were derived from purchased or rented lists. The Company may increase its use of purchased and rented lists or, in the future, decide to increase its list brokerage business. Consequently, the proposed legislation, or other similar laws or regulations that may be enacted, could impair the Company's ability to collect customer names or profit from future plans to sell demographic information relating to the teen population. Furthermore, additional legislation or regulations could limit the Company's ability to continue to compile personal information on teens or to use that information in the course of its business, which could have a material adverse effect on the Company.

     Risks Associated With Acquisitions. The Company expects from time to time to consider making additional acquisitions within and outside the direct mail, retail and apparel industries, but there can be no assurance that the Company will be able to make such acquisitions, either on favorable terms or at all . The Company has made only two acquisitions, the acquisitions of TSI and gURL described under "Recent Developments," and there can be no assurance such acquisitions will prove successful.

     Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of operations and the assimilation of and retention of the personnel of acquired companies and potential adverse short-term effects on the Company's operating results. In addition, the Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. The inability of the Company successfully to finance, complete and integrate acquisitions in a timely manner could have a material adverse effect on the Company.

     Currently, all TSI's orders for merchandise are being fulfilled through TSI's fulfillment center in Durham, North Carolina. However, the Company anticipates consolidating TSI's fulfillment operations with the dELiA*s catalog fulfillment operations based in the Company's fulfillment center in Hanover, Pennsylania. The Company expects that, beginning in January 1998, it will incur additional expenses as a result of moving the TSI fulfillment operations to the Company's Hanover facility. If these expenses exceed the Company's estimates thereof, it could have a material adverse effect on the Company. Any delay in effecting the transition, or any disruption in fulfillment operations or delays in shipping could have a material adverse effect on the Company and its reputation with TSI's customers.

     Reliance on Third Party Shippers. The Company relies on third party shippers (including the United States Postal Service, United Parcel Service and FedEx) to ship merchandise to the Company's customers. Strikes or other service interruptions by the Company's shippers could have a material adverse effect on the Company's ability to deliver merchandise on a timely basis.

     Dependence on Key Vendors. The Company's business depends, in part, on the Company's ability to purchase current-season brand-name apparel and soccer merchandise at competitive prices, in sufficient quantities and of acceptable quality. Thirteen vendors accounted for approximately 51% of the net sales generated by the dELiA*s catalog in the first nine months of fiscal 1997. In addition, two vendors (adidas and Nike) accounted for approximately 60% of TSI's net sales in the first nine months of 1997. The Company does not have a long-term contract with any supplier. In addition, many of the Company's smaller vendors have limited resources, production capacities and operating histories. The failure of key vendors to expand with the Company, the loss of one or more key vendors, a material change in the Company's current purchase terms or a limitation on the Company's ability to procure products could have a material adverse effect on the Company.

     Dependence on Key Personnel. The success of the Company has largely depended upon the efforts and abilities of its senior management, including the Company's co-founders, Stephen I. Kahn, Chairman of the Board, President and Chief Executive Officer, and Christopher C. Edgar, Executive Vice President and Chief Operating Officer. TSI's business has been dependent upon the efforts of one of its co-founders, Evan L. Jones. The loss of one or more of its key employees could have a material adverse effect on the Company.

     Competition. The apparel and accessories industries and the soccer specialty market are highly competitive, and the Company expects competition in these markets to increase. The Company's dELiA*s catalog competes with traditional department store retailers, as well as specialty apparel and accessory retailers, for teen and young-adult customers. The dELiA*s catalog also competes with other direct marketers, some of which may specifically target the Company's customers. The TSI Soccer catalog competes with several other soccer specialty direct marketers, soccer specialty retailers, as well as general athletic merchandise retailers. Many of the Company's competitors are larger and have substantially greater financial, distribution and marketing resources than the Company.

     There are few barriers to entry in the teen apparel and accessories market and in the soccer speciality market. The Company believes that its recent success in teen apparel market has attracted the attention of other catalogers, as well as store-based retailers and apparel manufacturers, some of which are likely to enter this market. The Company also could face competition from manufacturers of apparel and accessories (including the Company's current vendors), who could market their products directly to retail customers or make their products more readily available in retail stores or through other catalogs. In addition, competitors could enter into exclusive distribution arrangements with the Company's vendors and deny the Company access to their products. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on the Company.

     The Company expects that the direct marketing industry will be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. Adapting to new technologies could require significant capital expenditures by the Company. There can be no assurance that the Company will remain competitive in response to technological changes.

     Fluctuations in Postage and Paper Expenses. Postage and paper expenses, in the aggregate, equaled approximately 11% of the Company's net sales in fiscal 1996, 12% of the Company's net sales in the first nine months of fiscal 1997, 14% of TSI's net sales in 1996 and 14% of TSI's sales in the first nine months of 1997. The Company has not passed on, and has no future plans to pass on, the costs of catalog mailings and paper to its customers. Material increases in paper or catalog delivery costs could have a material adverse effect on the Company.

     Reliance on Information Systems. The Company's success depends, in part, on its ability to provide prompt, accurate and complete service to its customers on a competitive basis, and to purchase and promote products, manage inventory, ship products, manage sales and marketing and maintain efficient operations through its telephone and management information systems. A significant disruption in its telephone and management information systems could adversely affect the Company's relations with its customers and vendors and its ability to manage its operations. Furthermore, there can be no assurance that extended or repeated reliance on the Company's back-up computer and telephone systems would not have a material adverse effect on the Company.

     Catalog Delivery Risks. The Company attempts to deliver its catalogs to its customers at timely seasonal intervals. The failure of the Company to deliver catalogs at appropriate times, or the occurrence of postal delays or disruptions in the mailing of catalogs, could affect the demand for the Company's products or the timing of the Company's sales and could have a material adverse effect on the Company.

     International Business Risks. The Company recently began to distribute its dELiA*s catalog in Japan and Canada and to explore distribution opportunities in other international markets. Approximately 1% of the Company's net sales for fiscal 1996, and 3% of the Company's net sales for the first nine months of fiscal

1997, were from sales to customers outside the United States, substantially all of whom were located in Japan. In addition, certain of the Company's vendors procure products from outside the United States (excluding TSI's sales, approximately 35% of the Company's net sales in the first nine months of fiscal 1997 were of products the Company believes were manufactured outside the United States), and the Company has begun to purchase merchandise for its dELiA*s-branded apparel directly from non-U.S. manufacturers. The Company believes that between 60 to 80% of TSI's net sales are of products manufactured outside the United States. The Company's international business is subject to a number of risks generally associated with doing business abroad, including the opening and management of foreign offices and distribution centers, maintenance of uniform quality of merchandise, development of customer lists and marketing channels, disruptions or delays in shipping, fluctuations in the value of foreign currencies, exposure to potentially adverse tax consequences, imposition of import/export duties and quotas and unexpected regulatory, economic and political changes in foreign markets. There can be no assurance these factors will not have a material adverse effect on the Company. Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those the Company currently faces. There can be no assurance the Company will expand internationally or that any such expansion will result in profitable operations.

     Dependence on Intellectual Property. There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights (including the dELiA*s name, the dELiA*s logo and the daisy ("*") symbol) will prevent imitation of its products and services or infringement of its intellectual property rights by others. In addition, there can be no assurance others will not resist or seek to block sales of the Company's products as violative of their trademark and proprietary rights.

     Risk that the Company May Be Required to Collect Sales Tax. At present, the Company does not collect sales or other similar taxes in respect of shipments of goods into most states. However, various states have sought to impose state sales tax collection obligations on out-of-state mail-order companies, such as the Company. A successful assertion by one or more states that the Company should have collected or be collecting sales taxes on the sale of products could have a material adverse effect on the Company.

     Control by Principal Stockholder. As of December 31, 1997, Stephen I. Kahn, the Chairman, Chief Executive Officer and President of the Company, beneficially owned approximately 53.2% of the outstanding shares of Common Stock, including 3,199,825 shares he owns directly and an additional 3,888,035 shares in the aggregate subject to a stockholders agreement among certain of the Company's existing stockholders (the "Family Stockholders Agreement") and agreements with holders of restricted stock. Under the Family Stockholders Agreement, Mr. Kahn is entitled, among other things, to vote and restrict the transfer of all the shares subject to the Family Stockholders Agreement, and, under the agreements with holders of restricted stock, Mr. Kahn is entitled to vote such holders' shares. Therefore, Mr. Kahn can control the election of directors of the Company and the outcome of all issues submitted to a vote of stockholders of the Company. The foregoing, together with certain provisions in the Company's certificate of incorporation, may make it more difficult for a third party to acquire, and may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay for shares of Common Stock. In addition, stockholders may take any action by written consent in accordance with the General Corporation Law of the State of Delaware and the Company's bylaws, which may allow Mr. Kahn to direct corporate action without advance notice to other stockholders.

     Possibility of Adverse Effect on the Market Price of the Common Stock by Virtue of Certain Takeover Provisions. Certain provisions of the Company's certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things, (a) divide the board of directors into three classes, (b) require the affirmative vote of the holders of at least 66-2/3% of the shares to approve a sale, lease, transfer or exchange of all or substantially all the assets of the Company, (c) require the affirmative vote of the holders of at least 66-2/3% of the shares to remove a director or to fill a vacancy on the board of directors, (d) require the affirmative vote of the holders of at least 66-2/3% of the shares to amend or repeal certain provisions of the certificate of incorporation and (e) require the affirmative vote of the holders of at least 66-2/3% of the shares or two-thirds of the members of the board of directors to amend or repeal the bylaws of the Company. In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock. Under certain conditions, Section 203 of the General Corporation Law of the State of Delaware would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years from the date that such stockholder becomes an "interested stockholder."

     Absence of Dividends. The Company intends to retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

     Limited Trading History; Possible Volatility of Stock Price. The Company's stock price has fluctuated substantially since its initial public offering in December 1996. The Company believes factors such as actions of competitors and quarterly variations in operating results, as well as changes in market conditions, analysts' estimates and the stock market may cause the market price of the Common Stock to fluctuate significantly. Further, the stock market has historically experienced volatility that sometimes has been unrelated to a company's operating performance.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of the date of this Prospectus with respect to the Selling Stockholders. All of the shares to be sold by the Selling Stockholders represent shares acquired by them from the Company in connection with (i) the TSI Merger or (ii) through the TSI SAR Plan. See "Recent Developments." Certain of the shares acquired by the Selling Stockholders are currently held by Chase Manhattan Bank as escrow agent. The Company will not receive any of the proceeds from the sales of shares by the Selling Stockholders. Beneficial ownership after the offering will depend on the number of shares sold by the Selling Stockholders.

                                                     Percentage of
                                     Number of        Outstanding
                                    Shares Owned     Shares Owned      Number of
                                      Prior to         Prior to         Shares
Selling Stockholder                  Offering(1)      Offering(1)       Offered
-------------------                 ------------     ------------      ---------
Ten-Soc International, Inc. (2)        202,542          1.5%           202,542
Helen L. Christy(3)                     30,260            *             30,260
John Gilray Christy(4)                  30,260            *             30,260
Bruce H. Hooper                         28,471            *             28,471
Carol W. Jones (5)                      19,373            *             19,373
Morgan R. Jones(6)                      19,373            *             19,373
Joseph L. Ponce(7)                      11,190            *             11,190
Thornton D. Hooper, II(8)                6,092            *              6,092
N. Todd Praigg(9)                        3,842            *              3,842
Dave Poteat(10)                          1,483            *              1,483
Marvelyn Albert(10)                        893            *                893
M.R. Jones Financial Consultant
  Profit Sharing Plan                      694            *                694
Ken Cleary(10)                             577            *                577
Tracy Page(10)                             577            *                577
M.R. Jones Financial Consultant
  Money Purchase Plan                      520            *                520
Mike Rasmussen(10)                         385            *                385
Victor Poole(10)                           315            *                315
Bob Brown(10)                              288            *                288
David Culp(10)                             288            *                288
Marc Hubble(10)                            288            *                288
Chris Moore(10)                            288            *                288
Chuck Ervin(10)                            240            *                240
Jon Downey(10)                             192            *                192
Jeff Davis(10)                             192            *                192
Randy Laco(10)                             192            *                192
Mitch Price(10)                            192            *                192
Rodney Williams(10)                        192            *                192
Chris Steffens(10)                         144            *                144
Dawn Laws-Hayer(10)                         96            *                 96
Dan Summerlin(10)                           96            *                 96

---------------------------------
* Less than one percent.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus.

(2) Evan L. Jones, president of TSI, a subsidiary of the Company, is an officer, director and principal shareholder of Ten-Soc International, Inc. Prior to the consummation of the TSI Merger, Mr. Jones served as chairman of the board of directors of TSI and personally guaranteed certain obligations of TSI.

(3) Includes 9,667 shares held by Ms. Christy's spouse, John Gilray Christy. Prior to the consummation of the TSI Merger, Mr. Christy served as a director of TSI.

(4) Includes 20,593 shares held by Mr. Christy's spouse, Helen L. Christy. Prior to the consummation of the TSI Merger, Mr. Christy served as a director of TSI.

(5) Includes 14,539 shares held beneficially by Ms. Jones' spouse, Morgan R. Jones, as to which Ms. Jones disclaims beneficial ownership. Mr. Jones served as a director and assistant secretary of TSI and personally guaranteed certain obligations of TSI. Mr. Jones is chairman and chief executive officer of and a partner in Drinker Biddle & Reath LLP, a law firm to which TSI has paid legal fees in connection with the TSI Merger and other matters.

(6) Includes (i) 1,214 shares held by the M.R. Jones Financial Consultant Profit Sharing Plan and the M.R. Jones Financial Consultant Money Purchase Plan of which Morgan R. Jones is the sole trustee and (ii) 4,834 shares held by Mr. Jones' spouse, Carol W. Jones, as to which Mr. Jones disclaims beneficial ownership. Prior to the consummation of the TSI Merger, Mr. Jones served as a director and assistant secretary of TSI and personally guaranteed certain obligations of TSI. Mr. Jones is chairman and chief executive officer of and a partner in Drinker Biddle & Reath LLP, a law firm to which TSI has paid legal fees in connection with the TSI Merger and other matters.

(7) Prior to the consummation of the TSI Merger, Mr. Ponce served as a director of TSI.

(8) Prior to the consummation of the TSI Merger, Thornton D. Hooper, II served as a director of TSI.

(9) Mr. Praigg was formerly an employee of TSI.

(10) Employees of TSI who received shares of Common Stock in accordance with the TSI SAR Plan in connection with the TSI Merger.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock covered by this Prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the shares being offered hereby on The Nasdaq Stock Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of The Nasdaq Stock Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Common Stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of Common Stock offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any shares of Common Stock covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Company will pay all expenses incident to the offering and sale of the shares of Common Stock covered by this Prospectus to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the shares of Common Stock covered by this Prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of Common Stock covered by this Prospectus in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the shares of Common Stock covered by this Prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Common Stock covered by this Prospectus against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares of Common Stock covered by this Prospectus is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares of Common Stock covered by this Prospectus being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of shares of Common Stock covered by this Prospectus by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions with the Company. There can be no assurance that the Selling Stockholders will sell all or any of the shares of Common Stock covered by this Prospectus.

     The Company has agreed to indemnify the Selling Stockholders and any person controlling a Selling Stockholder against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed with certain of the Selling Stockholders to keep the Registration Statement of which this Prospectus constitutes a part effective for up to two years following the effectiveness of the Registration Statement containing this Prospectus.

                                  LEGAL OPINION

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Alex S. Navarro, Esq., Senior Vice President, General Counsel and Secretary of the Company. Mr. Navarro holds options to purchase 55,000 shares of Common Stock.


                                     EXPERTS

     The financial statements as of January 31, 1997 and for the fiscal year ended January 31, 1997 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements as of January 31, 1996 and for each of the two fiscal years in the period ended January 31, 1996 incorporated by reference in this Prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, as stated in their report thereon, and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     An estimate of the fees and expenses of issuance and distribution (other than discounts and commissions) of the Common Stock offered hereby (all of which will be paid by dELiA*s) is as follows:

     SEC registration fee................................... $ 1,981
     Printing expenses......................................   3,000
     Legal fees and expenses................................   3,000
     Accounting fees and expenses...........................   3,000
     Miscellaneous expenses.................................   1,000
                                                              ------

               Total........................................  $11,981
                                                              ======


Item 15.  Indemnification of Directors and Officers

     The Company's bylaws provide that the Company shall indemnify each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigate (a "proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as director, officer, employee or agent, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid to or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and that indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators; provided, however, that, subject to certain exceptions, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by that person, only if that proceeding (or part thereof) was authorized by the board of directors. The right to indemnification conferred in the bylaws is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law of the State of Delaware, as amended from time to time, requires the payment of such expenses incurred by a director or officer in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by that person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced, if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the by laws or otherwise.

     In addition, Article NINTH of the Company's certificate of incorporation provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (I) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts of intentional misconduct, (iii) under Section 174 of the General Corporation Law of the State of Delaware for unlawful declarations of dividends or unlawful stock purchases or redemptions or (iv) for any transactions from which the director derived an improper personal benefit.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgment, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and, if such indemnification is unavailable in respect of any such liabilities, to contribute to the amount paid or payable by the Selling Stockholders as a result of such liabilities.

     The Company maintains directors' and officers' liability insurance coverage.

Item 16.  Exhibits and Financial Statement Schedules

     Exhibit No.    Exhibit Description

         5 Opinion of Alex S. Navarro, Esq., Senior Vice President and General Counsel of the Company, regarding legality of securities

         23.1       Consent of Deloitte & Touche LLP

         23.2       Consent of Richard A. Eisner Company, LLP

         23.2 Consent of Alex S. Navarro, Esq. (included in the opinion filed as Exhibit 5)

         24         Powers of Attorney (included on page II-4)

Item 17.  Undertakings

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 31, 1997.


                                                      dELiA*s Inc.


                                                      By /s/ Stephen I. Kahn
                                                         -------------------
                                                         Stephen I. Kahn
                                                         President and
                                                         Chief Executive Officer


                        SIGNATURES AND POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Stephen I. Kahn, Evan Guillmin, Christopher C. Edgar and Alex S. Navarro, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him and in his name, place, and stead, in any and all capacities, to sign a Registration Statement on Form S-3 of dELiA*s Inc., and any or all amendments (including post-effective amendments) thereto, relating to the offering of shares of its Common Stock, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                          Title                           Date

/s/ Stephen I. Kahn       Chairman of the Board,              December 31, 1997
                          President and Chief Executive
                          Officer (principal executive
                          officer)

/s/ Evan Guillemin        Chief Financial Officer and         December 31, 1997
                          Treasurer (principal financial
                          and accounting officer)

/s/ Christopher C. Edgar   Executive Vice President,           December 31, 1997
                           Chief Operating Officer and
                           Director


/s/ S. Roger Horchow       Director                            December 31, 1997


/s/ Sidney S. Kahn         Director                            December 31, 1997


/s/ Geraldine Karetsky     Director                            December 31, 1997


/s/ Joseph J. Pinto        Director                            December 31, 1997

                                 EXHIBIT INDEX

     Exhibit No.    Exhibit Description

         5 Opinion of Alex S. Navarro, Esq., Senior Vice President and General Counsel of the Company, regarding legality of securities

         23.1       Consent of Deloitte & Touche LLP

         23.2       Consent of Richard A. Eisner Company, LLP

         23.2 Consent of Alex S. Navarro, Esq. (included in the opinion filed as Exhibit 5)

         24         Powers of Attorney (included on page II-4)